Exhibit 99.1

Dr. Gengchen Han Returns to Origin Agritech as the CEO and President

BEIJING--(BUSINESS WIRE)--October 25, 2011--Origin Agritech Limited (NASDAQ:SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds and agricultural products in China, today announced that Dr. Gengchen Han, Chairman of the Board and acting CEO, has gained Board of Directors’ unanimous support to become the new CEO and President effective immediately.

In September 2011, Dr. Han assumed the position of acting CEO when Mr. Liang Yuan, the previous President and CEO tendered his resignation for personal reason. Dr. Han was the Co-Chief Executive Officer and Chief Executive Officer of the company from its inception in 1997 until January 1, 2009. During his tenure as a managing executive, he spearheaded the growth of hybrid seed business and the expansion into GMO research. In 2004, Origin was awarded by Deloitte Touche Tohmatsu's list as the 500 Fastest Growing Companies in the Asia Pacific Region and the 7th fastest growing company in mainland China according to that list. In 2007, Origin was named by Forbes Asia magazine as one of Asia's 200 "Best Under a Billion" companies. In 2008, Origin announced World's First Genetically Modified Phytase Corn.

Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. From 1982 until 1984, Dr. Han was a lecturer at the Henan Agriculture University. From 1984 to 1987, Dr. Han received his Ph.D. degree in Plant Breeding and Cytogenics from Iowa State University. From 1989 until 1990 he worked for the International Maize and Wheat Improvement Center, in Mexico. He worked for Pioneer Hi-bred International, now a wholly-owned subsidiary of Dupont, from 1990 to 1996; his positions there included Regional Technical Coordinator for Asia/Pacific and Regional Supervisor for China Business.

“I am honored to return to lead our talented team as Origin continues its expansion from the traditional hybrid seed business into the high-entry-barrier biotech GMO,” said Dr. Gengchen Han. “We are committed to increasing long-term value for shareholders through execution of our core strategic priorities: the creation of superior hybrid and genetically modified crop seed products, the continuous education and product and service support to end-user farmers, and creating growth in new regional markets. I remain fully confident in Origin’s future growth.”

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically integrated agricultural biotechnology company specializing in research, development and production to supply food to the growing populations of China. Origin develops, grows, processes, and markets high-quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and it possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase Corn, was approved in November 2009 for which Origin possesses exclusive rights. For further information, please log on to www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Investor Contact:
Origin Agritech Limited
Interim Chief Financial Officer
Irving Kau, 949-878-8505 or 011-86-136-8108-0243
Irving.kau@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
Shiwei.yin@grayling.com